BUSINESS LEASE AGREEMENT

THIS LEASE is entered into this 4th day of May, 2006 between EDGAR WHITE and JOANN WHITE (Landlord) and GENCO POWER SOLUTIONS, INC., a Florida corporation (Tenant).

THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1. AGREEMENT FOR USE AND OCCUPANCY

1.1. Lease of Premises

On this day, the Landlord leases to the Tenant, and the Tenant hires and takes the property located at 600 South Andrews Avenue, Pompano Beach, Florida 33069 with an agreed square footage of 8,656+/- square feet.(Leased Premises).

1.2. Purpose of Use and Occupancy

The Tenant will use and occupy the Leased Premises for single tenant office/warehouse and for no other purposes or uses of any kind, except as described in Paragraph 6.1.

1.3. Receipt of Payments

On execution of this lease, the Landlord acknowledges receipt of all of the following:

1.3.1. $14,066.00 in rent for the first (August 1, 2006) and last month, as required under Paragraph 3.1 plus sales tax &CAM..

1.3.2. $ 7,033.00 in security deposit, as required under Paragraph 5.1.

The total amount that the Landlord has received is $ 21,099.00 plus sales tax & CAM per Par 1.3.1.

ARTICLE 2. TERM

2.1. Term of Lease

The Tenant may possess the Leased Premises for the term of five (5) years , beginning June 1, 2006, and ending May 31, 2011.

2.2. Extension of Term

The Tenant has the option of extending this Lease for a single five year period, as long as the Tenant is not in default of any of the Lease provisions. To exercise this option, the Tenant must give to the Landlord written notice not less than 180 days before the expiration date of the original term of this Lease, as specified in Paragraph 2.1. The extension of this Lease will be on the same terms and conditions as the original Lease, except that the rent will be adjusted as set forth in Paragraph 3.2.

ARTICLE 3. RENT

3.1. Amount and Payment of Rent

The Tenant is obligated to pay a minimum annual rent of $84,396.00. The first monthly rent starts August 1, 2006 and said rent is payable without the Landlord's demand on the first day of each month during the Lease term in equal monthly installments of $ 7,033.00 per month plus sales tax and CAM. If the rent is not received by the 10th day of the month, then on the 10th day the rent amount due for the month (consequently, also the applicable annual period) is increased by $100.00 including the additional rent amount.

3.2. Rent Adjustments

The amount of fixed annual rent under Paragraph 3.1 will be increased on June 1, 2007 being the first year following the date of this Lease and in each subsequent year by an amount equal to five percent of the fixed rent for the preceding year. U.S. If the Tenant exercises its option to renew this Lease as provided in Paragraph 2.2, the rent adjustment under this paragraph will continue to apply during the renewal term.

ARTICLE 4. ADDITIONAL PAYMENTS

4.1. Additional Rent Payments

In addition to the minimum annual rent under Paragraph 3.1, all other payments that the Tenant makes under this Lease are considered additional rent, regardless of whether the payments are so designated. All additional payments are due and payable at the time the Landlord demands payment or at the time the next succeeding rent installment is due, whichever occurs first.

4.2. This is a Triple Net Lease (CAM)

This is a "triple net" lease; consequently, the parties intend that the Tenant shall pay all of the obligations inherent in the ownership of the leased premises during the term of this lease and any extensions thereof. Those items set forth below in this Article are not intended to be an exclusive listing of all such ownership obligations and tenant agrees that should any item be excluded from those set forth below, or should such obligations arise during the term of the lease or the extensions thereof, those obligations shall be paid by the Tenant.

The term CAM charges shall mean any and all expenses incurred by Landlord in connection with the leased premises. CAM is currently estimated to be $4.25 per square foot at $3,065.67 per month for the base year of 2006, plus sales tax, which are subject to periodic adjustments. CAM included Ad Valorem Taxes under paragraph 4.5 and insurance under paragraph 9.2.

4.3. Utility or Service Charges

The Tenant agrees to pay all charges for rent, gas, electricity or other illumination, heating, air conditioning, trash removal, water, and sewer attributed to the Leased Premises. If these charges remain unpaid for thirty days after they become due, the Landlord may consider the Tenant to be a tenant at sufferance, and the Landlord may immediately reenter the Leased Premises. The entire rent for the next rental period will be due at once, and the Landlord may collect it immediately by distress or otherwise. The Landlord will not be liable to the Tenant for damages or otherwise because of the Tenant's failure to arrange for or to obtain any utilities or services, to secure heat or air conditioning, or to provide hot water for the Leased Premises. The Tenant is not released or excused from the performance of any of its obligations under this Lease for any such failure or for any interruption or curtailment of any such utilities or services. No such failure, interruption, or curtailment may constitute a constructive or partial eviction. The Tenant may not permit or suffer any utility facility to be overloaded. If the Tenant fails to repair any damage or destruction to, or otherwise fails to maintain, the Leased Premises, the Landlord may repair the damage or destruction or may conduct any maintenance that the Landlord deems necessary in its own sole discretion. The cost of the repair or maintenance is considered additional rent.

4.4. Additional Work

Any costs that the Landlord charges to the Tenant for services or work done on the Leased Premises at the Tenant's request or as otherwise required under this Lease will be considered rent due and may be included in any lien for rent arrearages.

4.5. Ad Valorem and Special Taxes; Fees; or Special Assessments

Landlord to pay property taxes for the premises each year from the CAM described in paragraph 4.2 and is considered a additional rent under Paragraph 4.1.

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4.6. Sales and Use Taxes

At the time rental payments are made, the Tenant agrees to pay to the Landlord all sales and use taxes that arise because of payment of rent to the Landlord.

4.7. Reimbursement for Expenditures

The Landlord may elect, but is not obligated, to pay money, or otherwise to perform any act that requires the expenditure of money, because of the Tenant's failure or neglect to perform any Lease provision. If the Landlord pays money or performs such an act, the Tenant agrees to reimburse the Landlord all of the amounts expended, plus a charge of twenty percent (20%) on those amounts. The amounts and the charges are payable on the Landlord's demand and are considered additional rent.

4.8. Reimbursement for Collection of Damages

If the Landlord pays any money or incurs any expenses in collecting damages for any violation of any of the Tenant's covenants, undertakings, or agreements set forth in this Lease, the Landlord may notify the Tenant that the amount so paid or incurred is additional rent that the Tenant must pay with the next installment of rent to become due.

ARTICLE 5. SECURITY DEPOSIT

5.1. Amount and Purpose of Deposit

At the time this Lease is signed, the Tenant shall deposit with the Landlord a security deposit in the amount of $7,033.00 as security for the Tenant's faithful performance and observance of the Lease terms, conditions, and provisions, including without limitation, surrender of possession of the Leased Premises to the Landlord. The security deposit does not constitute prepayment of the last month's rent or of rent for any month during the original or renewal terms of this Lease.

5.2. Holding of Deposit

The Tenant waives irrevocably the benefit of any provision of law that requires the security to be held in escrow or by a third party. The security is deemed to be the Tenant's and held by the Landlord subject to the terms of this lease, and the Landlord may commingle it with the Landlord's own funds. Upon Tenant being in default under the terms of this lease the security deposit will automatically become the Landlord's property.

5.3. Application or Retention of Deposit

If the Tenant defaults on any of the terms, conditions, or provisions of this Lease, including but not limited to the payment of rent and additional payments, the Landlord may apply or retain all or part of the security deposited to the extent required to pay the delinquent rent or additional payments or to reimburse the Landlord for all sums incurred or expended because of the Tenant's default. Reimbursable sums include but are not limited to any damages or deficiencies that result from reletting the Leased Premises. Such damages or deficiencies are reimbursable to the Landlord regardless of whether they occur before or after the Landlord's summary proceedings or other reentry. If the Landlord applies or retains any part of the security deposited, the Tenant shall deposit with the Landlord an equal amount to replace that which has been applied or retained so that the Landlord has a full deposit at all times during the terms of this Lease. The replacement amount is payable on the Landlord's demand.

5.4. Return of Deposit

If the Tenant complies fully with all the terms, provisions, covenants, and conditions of this Lease, the Landlord must return the security deposit to the Tenant after the date on which this Lease terminates and after the Tenant delivers possession of the Leased Premises to the Landlord.

5.5. Transfer of Deposit to Third Party

If the Landlord sells the interest in the Leased Premises, the Landlord may deliver or credit the funds that the Tenant deposits under Paragraph 5.1 to the purchaser of the Landlord's interest. After the transfer is complete, the Landlord will be absolutely discharged from any further liability with respect to the deposit. This paragraph applies to the benefit of every subsequent transferee. The Tenant agrees to hold liable solely the Landlord or its successor(s) in interest for the return of its security deposit under the Lease terms. The Tenant may not seek the return of the security deposit from any mortgagees who have assumed the Landlord's position, whether by mortgagee in possession, foreclosure, or acceptance of a deed, unless the mortgagees first acknowledge in writing receipt of the specific security deposit.

ARTICLE 6. USE OF PREMISES

6.1. Permissible Uses

The Tenant may not use any of the Leased Premises, nor permit another person to use the Leased Premises, for any purpose other than as permitted under Paragraph 1.2, unless the Tenant obtains the Landlord's prior written consent

6.2. Signs and Advertisements

The Tenant may not place in the windows or on the exterior of the building any signs or advertisements without prior written consent of the Landlord.

6.3. Permissible Alterations and Improvements to Property

The Tenant acknowledges that Tenant takes possession of the Leased Premises in "As Is" condition with no representations or warranties on behalf of the Landlord that the Leased Premises are fit for the Tenant's permitted purpose and use of the Leased Premises, or that the Leased Premises comply with building or fire codes for such permitted purpose and use. The Tenant, at Tenant's sole cost and expense, will make all necessary alterations or improvements to the Leased Premises, in full compliance with applicable building and fires codes necessary to enable Tenant to use the Leased Premises for the purpose and use as set forth under Paragraph 1.2. Prior to making any such alterations or improvements, Tenant shall obtain Landlord's consent regarding the proposed alterations and improvements. The Tenant shall submit to the Landlord plans and specifications for all alterations and improvements at the time the Landlord's consent is sought. To the extent that alterations or improvements are undertaken in compliance with Landlord's approval, Tenant shall bear the full cost for the removal of such improvements and the restoration of the Leased Premises to their condition prior to such improvements prior to expiration of the applicable Term or Renewal Term if so directed by the Landlord.

6.4. Surrender of Additions, Fixtures, and Improvements

All additions, fixtures, or improvements that the Tenant may make to the Leased Premises will become the Landlord's property, must remain as part of the Leased Premises, and must be surrendered with the Leased Premises at the termination of this Lease.

6.5. Property of Landlord

An inventory of the items of equipment that are part of the Leased Premises and that remain the property of the Landlord is set forth on Schedule "A", which is attached to and made part of this Lease. The Tenant expressly agrees to maintain the items of equipment in good repair under the terms of the security agreement attached to them.

6.6. Liability for Personal Property

All personal property placed or moved in the Leased Premises is at the risk of the Tenant or other owner of the personal property. The Landlord is not liable for any damage to the personal property, or for personal injuries to the Tenant or any other person, that arise from the bursting or leaking of water, sewer or soil pipes or from any person's act of negligence, regardless of whether that person is an occupant of the building.



6.7. Liability for Damages or Injuries

The Landlord is not liable for any damage or injury that the Tenant or any other person may sustain. Nor is the Landlord liable for any damage or injury that results from the carelessness, negligence, or improper conduct of any person, including the Tenant or agents or employees of the Tenant.

ARTICLE 7. CONDITION OF PREMISES

7.1. Tenant's Acceptance and Maintenance of Premises

7.1.1. Tenant acknowledges that: (i) Tenant has carefully inspected the Leased Premises and found them in a good state of repair and in clean and orderly condition; (ii) no representation has been made to Tenant concerning the suitability of the Leased Premises for Tenant's purposes; and (iii) no promise has been made to Tenant that Landlord will decorate, alter, repair, or improve the Leased Premises.

7.1.2. Tenant must keep the Leased Premises in clean and orderly condition and good state of repair at all times, and on termination of this lease, Tenant must deliver the premises to Landlord in the same condition they were in at the beginning of the term. The Tenant agrees to keep the exterior of the building and the parking areas in good and clean condition.

7.2. Tenant's Compliance With Regulations

7.2.1. Tenant, at Tenant's sole expense, must comply promptly with all statutes, ordinances, rules, orders, regulations, and requirements of federal, state, county, and city governments and their respective agencies. This includes mandatory compliance with minimum building, health, and safety standards regarding the Leased Premises.

7.2.2. Tenant, at Tenant's sole expense, must comply promptly with all rules, orders, and regulations of the Southeastern Underwriters Association for the prevention of fires.

7.2.3. Tenant will save Landlord harmless from fines, penalties, costs, expenses, or damages resulting from Lessee's failure to observe and perform the undertakings contained in this section.

7.3. Damage to Premises

On the Landlord's demand, the Tenant shall pay for all damages to appliances, electrical lights, fixtures, equipment, or appurtenances on the leased premises or in the building that are caused by the act or neglect of the Tenant or any persons in the Tenant's employ or control. The Tenant shall repair at its own expense all damage or destruction of any plate or window glass in the Leased Premises.

7.4. Condition at End of Term

At the earlier of the expiration of the Lease term or the termination of this Lease, the Tenant will quit the Leased Premises and will surrender them to the Landlord. The Leased Premises must be swept clean and must be in good order and condition, except for ordinary wear and tear. The Tenant will remove all personal and other property that belongs to the Tenant under this Lease and will repair all damages to the Leased Premises caused by that removal. The Tenant will restore the Leased Premises to the condition in which they were before installation of the items removed.

ARTICLE 8. ENTRY AND INSPECTION OF PREMISES

8.1. Landlord's Inspection and Entry Rights

The Landlord, or any agent, is entitled to enter the Leased Premises during all reasonable hours for the following reasons:

8.1.1. To examine the Leased Premises.

8.1.2. To make all repairs, additions, or alterations that the Landlord or agent deems necessary for safety, comfort, or preservation of the Leased Premises or of the building.

8.1.3. At any time within thirty days before the expiration of this Lease or any subsequent renewal term, to exhibit the Leased Premises to prospective tenants and to place or keep on the doors or windows a "FOR RENT" sign.

8.1.4. To remove signs, fixtures, alterations, or additions that do not conform to this Lease.

8.2. Liability for Entry

The Tenant has no claim or cause of action against the Landlord because of the Landlord's entry or other action taken under Paragraph 8.1.

ARTICLE 9. INSURANCE

9.1. Comprehensive, Fire, and Extended Insurance on Leased Premises

The Tenant shall maintain the following insurance coverage:

9.1.1. Commercial General Liability Coverage insurance on the Leased Premises and on the conduct or operation of the Tenant's business or practice, with the Landlord as an additional named insured and with minimum limits of not less than $1,000,000 for injuries to one person arising out of a single incident and $3,000,000 for injuries to more than one person arising out of a single incident, and $500,000 for property damage, including water damage, per occurrence.

9.1.2. Fire and extended coverage insurance on the Landlord's fixtures, furniture, furnishings, removable floor coverings, equipment, signs, and all other property of the Landlord in the Leased Premises, in any amounts required by any mortgagee(s), but not less than the full insurable value of the property covered and not less than the amount sufficient to avoid the effect of the co-insurance provisions of the applicable policy or policies, but in no case may coverage be in an amount less than $100,000.

The Tenant shall deliver to the Landlord, and any additional named insured, proof of the fully paid policies within ten days of the Landlord's request. From time to time, the Tenant shall procure and pay for renewals of this insurance before it expires. The Tenant shall deliver to the Landlord the renewal policy at least ten days before the existing policy expires. All policies must be issued by companies of recognized responsibility licensed to do business in Florida and must contain a provision that prohibits cancellation unless the Landlord and any additional insured are given at least ten days' prior written notice of cancellation.

9.2. Insurance on Building

The Landlord shall keep the building on the Leased Premises insured by a company that is duly authorized to do business in Florida. The insurance will be for the full insurable value of the building against loss or damage by fire and any other risks that may be insured now or in the future by extended coverage. These risks include but are not limited to flood and windstorm. All insurance must provide that the proceeds are to be delivered to the Landlord. Payment for the insurance described in this paragraph 9.2 will be paid from the CAM described in pargraph 4.2 and is considered additional rent under Paragraph 4.1.

9.3. Prohibited Conduct Affecting Insurance

The Tenant may not perform or fail to do any act with respect to the Leased Premises, may not use or occupy the Leased Premises, nor may conduct or operate the Tenant's business in any manner that is objectionable to the insurance companies, that causes them to void or suspend any insurance, or that causes them to increase the premiums above the amounts that would usually have been in effect for the occupancy under this Lease. Nor may the Tenant permit or suffer another person to do so with respect to the Leased Premises.

ARTICLE 10. LIENS AND MORTGAGES ON PROPERTY

10.1. Mechanics' Liens Incurred by Tenant

The interest or estate of the Landlord will never by subject to a lien to secure payment for any work, services, or materials furnished to the property at the request of Tenant. The Tenant shall not subject the Landlord's interest or estate to any liability under any mechanics' or other lien law. No provisions of this Lease may be construed as to imply that the Landlord has consented to the Tenant incurring such a lien. If any mechanics' lien, lis pendens, or other lien is filed against the Leased Premises or the building for any work, labor, services, or materials that a lienor claims to have performed or furnished for the Tenant or any person holding through or under the Tenant, the Tenant must cause that lien to be canceled and discharged of record within twenty days after the Landlord gives notice to the Tenant. If such a lien is filed, the Landlord may satisfy the lien after giving notice to the Tenant as provided in this paragraph and without limiting the Landlord's rights or remedies under this Lease. The Tenant shall promptly reimburse the Landlord for any amounts expended to satisfy the lien and for any expenses incurred in connection with that satisfaction. The Tenant has no right of setoff against the Landlord. The Tenant's failure to cancel and discharge of record any lien under to this paragraph is a default by the Tenant under the provisions of this lease.

10.2. Tenant's Rights Subject to Mortgage

The Tenant acknowledges that the Tenant's rights under this Lease are subject to any existing bona fide mortgage that covers the Leased Premises and that the Landlord may incur against the Leased Premises in the future. The Tenant agrees to execute any instrument that the Landlord requires to give evidence of this subordination of interests. The Tenant grants a power of attorney to the Landlord to subordinate this lease to any future mortgage on the Leased Premises.

10.3. Subordination and Attornment

This Lease is subject and subordinate to all existing and future mortgages that may affect the real property of which the Leased Premises is a part, to all existing or future advances made under all the mortgages, and to all renewals, modifications, consolidations, and replacements of the mortgages. Although the Tenant need not take any action to render this subordination effective, the Tenant shall execute and deliver all further instruments that confirm this subordination as may be desired by the mortgage holders. The Tenant irrevocably appoints the Landlord attorney-in-fact to execute and deliver any such instrument for the Tenant. If a mortgage holder or a purchaser at foreclosure succeeds to the Landlord's rights under this Lease, the Tenant agrees to attorn to any owner, holder, purchaser, or Tenant of the real property from time to time, at the demand of the owner of the real property, and on the executory terms and conditions of this Lease existing at that time. On the Tenant's attornment, this Lease will continue in full force as, or as if it were, a direct lease between the owner, holder, purchaser, or Tenant. This paragraph will inure to the benefit of any owner, holder, purchaser, or Tenant, will apply notwithstanding the foreclosure of any mortgage, and will be self-operative on demand without the execution of any further instrument to render it effective. From time to time, on the demand of any owner, holder, purchaser, or Tenant, the Tenant will execute instruments that confirm this paragraph, that satisfy any owner, holder, purchaser, or Tenant, that acknowledge the attornment, and that set forth the terms and conditions of the tenancy. Nothing in this paragraph may be construed to impair any right otherwise exercisable by any owner, holder, purchaser, or Tenant.

ARTICLE 11. ASSIGNMENTS AND SUBLETS

11.1. Permissible Assignments and Sublets

The Tenant may not assign this Lease, nor sublet, license, or grant any concession for the use of the Leased Premises, to another person without obtaining the Landlord's prior written consent. The Landlord may arbitrarily withhold consent.

11.2. Continued Liability of Tenant

If the Tenant makes any assignment, sublease, license, or grant of a concession under Paragraph 11.1, the Tenant will nevertheless remain unconditionally liable for the performance and financial obligations of all of the terms, conditions, and covenants of this Lease.

11.3. Landlord's Right to Collect Rent From Any Occupant

If the Tenant is in default on any payments under this Lease and any other person is subletting or occupying the Leased Premises, or if the Tenant assigns this Lease, the Landlord may collect rent from the assignee, subtenant, or occupant. The Landlord may apply the net amount collected to the rent required under this Lease. The Landlord's collection of the rent does not waive the covenant against assignment and subletting under Paragraph 11.1. Nor does it constitute the Landlord's acceptance of the assignee, subtenant, or occupant as a tenant, nor the Landlord's waiver of the Tenant's further performance of the covenants contained in this Lease.

ARTICLE 12. REMEDIES

12.1. Remedies for Nonpayment of Rent or Additional Payments

The Landlord has the same remedies for the Tenant's failure to pay rent as for the Tenant's failure to make additional payments.

12.2. Accord and Satisfaction

If the Tenant pays or the Landlord receives any amount that is less than the amount stipulated to be paid under any Lease provision, that payment is considered to be made only on account of an earlier payment of that stipulated amount. No endorsement or statement on any check or letter may be deemed an accord and satisfaction. The Landlord may accept any check or payment without prejudice to the Landlord's right to recover the balance due or to pursue any other available remedy.

12.3. Abandonment of Premises or Delinquency in Rent

If the Tenant abandons or vacates the Leased Premises before the end of the Lease term, or if the Tenant is in arrears in rent payments, the Landlord may cancel this Lease. On cancellation, the Landlord is entitled to enter the Leased Premises as the Tenant's agent, whether by force or other means, to relet the Leased Premises. The Landlord will incur no liability for the entry. As the Tenant's agent, the Landlord may relet the premises with or without any furniture or personal property that may be in it, and the reletting may be made at such price, on such terms, and for such duration as the Landlord determines and for which the Landlord receives rent. The Landlord shall apply any rent received from the reletting to the payment of rent due under this Lease. If after deducting the expenses of reletting the premises, the Landlord does not realize the full rental provided under this Lease, the Tenant shall pay any deficiency. If the Landlord realizes more than the full rental, the Landlord shall pay the excess to the Tenant on the Tenant's demand.

12.4. Dispossession on Default

If the Tenant defaults in the performance of any covenant or condition of this Lease, the Landlord may give the Tenant notice of that default. If the Tenant fails to cure a default in the payment of rent or additional rent within three days or fails to cure any other default within ten days after notice is given, the Landlord may terminate this Lease. If the default is of such a nature that it cannot be completely cured within ten days, the Landlord may terminate this Lease only if the Tenant fails to proceed with reasonable diligence and in good faith to cure the default. Termination of this Lease may occur only after the Landlord gives not less than three days' advance notice to the Tenant. On the date specified in the notice, the term of this Lease will end, and the Tenant will quit and surrender the Leased Premises to the Landlord, except that the Tenant will remain liable as provided under this Lease. On termination of the Lease, the Landlord may reenter the Leased Premises without notice and by force or otherwise to dispossess the Tenant, any legal representative of the Tenant, or any other occupant of the Leased Premises. The Landlord may retake possession through



summary proceedings or otherwise, and the Landlord will then hold the Leased Premises as if this Lease had not been made. The Tenant waives the requirement that the Landlord serve any notice of intention to reenter or to institute legal proceedings for repossessing the Leased Premises.

12.5. Damages on Default

If the Landlord retakes possession under Paragraph 12.3, the Landlord has the following rights:

12.5.1. The Landlord is entitled to the rent and additional rent that is due and unpaid during the remainder of the Term, and those payments will become due immediately, and will be paid up to the time of the reentry, dispossession, or expiration, plus any expenses that the Landlord incurs for legal expenses, attorneys' fees, brokerage costs, returning the Leased Premises to good order, and preparing it for re-rental, plus interest on rent and additional rent then due at the maximum interest rate permitted by law.

12.5.2. The Landlord is entitled to relet all or any part of the Leased Premises in the Landlord's name or otherwise, for any duration, on any terms, including but not limited to any provisions for concessions or free rent, or for any amount of rent that is higher than that in this Lease.

12.5.3. The Landlord is entitled to liquidated damages to be paid in accordance with Paragraph 12.6 by the Tenant or the Tenant's legal representative.

12.6. Liquidated Damages on Default

If the Landlord is entitled to liquidated damages under Paragraph 12.5.3, the Tenant or the Tenant's legal representative shall pay such damages in installments on the day rent is payable under Paragraph 3.1. The amount of liquidated damages will be computed as follows:

12.6.1. The deficiency between the rent paid and any net amount of the rents still to be collected under this Lease or any renewal of this Lease for each month of the remaining Lease or renewal term.

12.6.2. Plus the expenses that the Landlord incurs in connection with reletting, such as legal expenses, court costs, attorneys' fees, including those at trial and appellate levels, brokerage costs, advertising expenses, maintenance costs for keeping the Leased Premises in good order, and costs of preparing Premises for reletting.

The Landlord's failure or refusal to relet all or any part of the Leased Premises will not release or affect the Tenant's liability for damages. In computing the liquidated damages, any expenses the Landlord incurs shall be added to the deficiency. Any suit that the Landlord brings to collect the amount of the deficiency for any month will not prejudice in any way the Landlord's rights to collect the deficiency for any subsequent month by a similar proceeding. In putting the Leased Premises in good order or in preparing it for re-rental, the Landlord may alter, repair, replace, or decorate any part of the Leased Premises in any way that the Landlord considers advisable and necessary to relet the Leased Premises. The Landlord's alteration, repair, replacement, or decoration will not release the Tenant from liability under this Lease. The Landlord is not liable in any way for failure to relet the Leased Premises, or if the Leased Premises are relet, for failure to collect the rent under that reletting. The Tenant will not receive any excess of the net rents collected from reletting over the sums payable by the Tenant to the Landlord under this Paragraph.

12.7. Security Lien

Tenant pledges and assigns to the Landlord all the furniture, fixtures, goods and chattels of the Tenant, which shall or may be brought or put on the Premises as security for the payment of the rent herein reserved, and the Tenant agrees that the said lien maybe enforced by distress foreclosure or otherwise at the election of the Landlord, and does hereby agree to pay attorney's fees, costs and charges incurred by Landlord in such enforcement.

12.8. Bankruptcy or Insolvency

If the Tenant becomes insolvent or if bankruptcy proceedings are begun by or against the Tenant before the end of the Lease term, the Landlord may immediately cancel this Lease as if the Tenant had defaulted. Without affecting the Landlord's rights under this Lease, the Landlord may accept rent from a receiver, trustee, or other judicial officer who holds the property in a fiduciary capacity. No receiver, trustee, or other judicial officer is entitled to receive any right, title, or interest in or to the Leased Premises under this paragraph.

12.9. Destruction or Damage to Leased Premises From Casualty

If the Lease Premises is destroyed or damaged by fire or other casualty during the Lease term and the Leased Premises are rendered untenantable, then the Landlord shall have the right to render the Premises tenantable by repairs within ninety days from the date on which the fire or casualty occurred. If the Premises are not rendered tenantable within such time, either party may cancel this Lease. On cancellation, the Tenant must pay rent only to the date on which the fire or casualty occurred. The cancellation must be written.

12.10. Condemnation

The Tenant waives any claim of loss or damage, and any right or claim to any part of an award, that results from the exercise of the eminent domain power of any governmental body, regardless of whether the loss or damage arises because of condemnation of all or part of the Leased Premises, the parking area, or the entrances or exits of the Leased Premises. If any eminent domain power that is exercised interferes with the Tenant's use of the Leased Premises, the rentals under this Lease will be proportionately abated. If a partial taking or condemnation renders the Leased Premises unsuitable for the Tenant's business, the Lease term will cease as of the date the condemning authority requires possession. If an eminent domain power is exercised, the Tenant has no claim against the Landlord for the value of any unexpired term of this Lease. Tenant may pursue all available remedies for the taking but will have no interest in the award made to the Landlord.

12.11. Holdover Tenancy

If the Tenant remains in possession of the Leased Premises after the Lease expires or terminates for any reason, the Tenant will be deemed to be occupying the Leased Premises as a Tenant from month-to-month at the sufferance of the Landlord. The Tenant will be subject to all of the provisions of this Lease, except that the fixed rent will be at a monthly rate equal to twice the amount of a single monthly installment of fixed rent at the rate in effect for the last month of the term of this Lease.

12.12. Cumulative Remedies

The Landlord's remedies contained in this Lease are in addition to the rights of the Landlord under Florida statutes governing nonresidential landlord-tenant relationships and to all other remedies available at law or in equity to the Landlord.

12.13. Costs and Attorneys' Fees

The prevailing party is entitled to an award of the costs and reasonable attorneys' fees incurred in the collection of any delinquent rent or additional payments or in the enforcement of any provision of this Lease. The fees and costs that may be awarded include but are not limited to those incurred at trial and appellate levels.

ARTICLE 13. MISCELLANEOUS PROVISIONS

13.1. Binding on Heirs, Successors, and Assigns

This Lease binds the heirs, legal representatives, assigns, or successors of the Tenant and the Landlord.

13.2. Time of Essence

Time is of the essence in this Lease, and this paragraph applies to all terms and conditions of this Lease.



13.3. Deliveries to Parties

The Tenant shall promptly pay all rentals and other charges, shall render all statements, and shall deliver all notices under this Lease to the Landlord at the following address:

EDGAR WHITE and JOANN WHITE
9333 Lakeside Lane
Boynton Beach, Florida 33437

The Landlord shall promptly pay all sums, shall render all statements, and shall deliver all notices under this Lease to the Tenant at the following address:

Mr. Brian Wade
Adsouth Partners, Inc.
~~1515 North Federal Highway~~ 1141 SOUTH ROGERS CIRCLE
Suite ~~418~~ 11
Boca Raton, Florida ~~33432~~ 33487

From time to time, either party may designate in writing another person or entity and another address for receipt of such items. Any notice to be given under this Lease must be sent by certified mail, return receipt requested, and postage prepaid. Any notice under this Lease is deemed to be given at the time it is received as set forth in this paragraph, or if not accepted, at the time it is mailed.

13.4. Landlord's Cumulative Rights

The Landlord's rights under this Lease are cumulative, and the Landlord's failure to exercise promptly any rights given under this Lease does not operate to forfeit any of these rights.

13.5. Indemnification of Landlord

At all times, the Tenant will indemnify the Landlord from all losses, damages, liabilities, and expenses that arise or are claimed against the Landlord and that are in favor of any person, firm, or corporation for personal injuries or property damages that arose about or on the premises, that resulted from the Tenant's use or occupancy of the premises, or that arose from the Tenant's failure to comply with any laws, statutes, ordinances, or regulations. The Landlord will not be liable to the Tenant for any damages, losses, or injuries to the Tenant's person or property that may be caused by the acts, neglect, or omissions of any person, firm, or corporation.

13.6. No Waiver

The Landlord's or Tenant's express or implied consent, approval, or waiver with regard to any breach of any covenant, agreement, or obligation under this Lease is considered to cover only that particular breach. It will not be construed to apply to any other breach, whether of the same or of any other covenant, agreement, or obligation under this Lease, unless the waiver or consent is written, so states, and is signed by the party making it. Landlord's acceptance of rent with knowledge of Tenant's default under the lease will not be construed as a waiver of Landlord's right to require Tenant to cure the default. If Tenant fails to cure the default timely, or if the default is of such nature that it cannot be cured, this lease may be terminated at the election of Landlord.

13.7. Quiet Enjoyment

The Landlord covenants that so long as the Tenant pays the rent and additional rent and performs the covenants under this Lease, the Tenant is entitled to peaceful and quiet possession and enjoyment of the Leased Premises for the Lease term, subject to the Lease provisions.

13.8. Interpretation of Lease

This Lease is governed by, and will be construed in accordance with, the Florida laws. If any Lease provision, or its application to any person or situation, is deemed invalid or unenforceable for any reason and to any extent, the remainder of this Lease, or the application of that provision, will not be affected. Rather, this Lease is to be enforced to the extent permitted by law. The table of contents, captions, headings, and titles of this Lease are solely for convenience of reference and are not to affect its interpretation. Each covenant, agreement, obligation, or other provision of this Lease is to be construed as a separate and independent covenant of the party who is bound by or who undertakes it, and each is independent of any other provision of this Lease unless otherwise expressly provided. All terms and words used in this Lease, regardless of the number or gender in which they are used, are deemed to include any other number and any other gender as the context requires.

13.9. Tenant Agreement to Vacate

It is hereby agreed and understood between Landlord and Tenant that in the event the Landlord decides to remodel, alter or demolish all or any part of the premises leased hereunder, or in the event of the sale or long term lease of all or any part of the building; requiring this space, the Tenant hereby agrees to vacate same upon receipt of sixty (60) days written notice and the return of any advance rental paid on account of this lease.

13.10. Radon Gas Disclosure

Florida law requires the following disclosure: Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from your county public health unit.

13.11. Brokers

Allied Realty Group, Inc. is the sole broker in this lease transaction to be paid a commission by landlord under separate written agreement.

13.12. Complete Agreement

The parties have made no oral or written representations, agreements, arrangements, or understandings between them that relate to the subject matter of this Lease and that are not fully expressed in this Lease. This Lease may be modified or terminated only by a written agreement executed by both parties.

Tenant:
GENCO POWER SOLUTIONS, INC.

Dale C Bul Pres.
President

Attest: Secretary
Brian K. Wade, Secretary

BW JW EW





Landlord:
Edgar White & Joann White

Edgar C White
Edgar White

Joann White
Joann White

BUSINESS LEASE
CORPORATE GUARANTY

FOR LEASE DATED May 4, 2006, BY AND BETWEEN EDGAR WHITE and JOANN WHITE as Landlord, and GENCO POWER SOLUTIONS, INC., a Florida corporation as Tenant.

In consideration of the execution of the within Lease by Landlord, the undersigned (hereinafter referred to as "Guarantor"), intending to be legally bound hereby, hereby becomes Guarantor for the prompt and faithful performance by Tenant of the within Lease and all terms, covenants and conditions thereof including, but not limited to, the payment by Tenant of the rental and all other sums to become due thereunder.

Guarantor agrees that (1) this obligation shall be binding upon Guarantor without any further notice or acceptance hereof, but the same shall be deemed to have been accepted by the execution of the within Lease; (2) immediately upon each and every default by Tenant, without any notice to or demand upon Guarantor, Guarantor will pay to Landlord the sum or sums in default and will comply with or perform all the terms, covenants and conditions of said Lease which shall be binding upon the said Tenant as provided in said Lease; (3) no extension, forbearance or leniency extended by Landlord to the said Tenant shall discharge Guarantor and Guarantor agrees at all times it will be liable notwithstanding same and notwithstanding the fact that Guarantor has had no notice of any said default or of any said forbearance or extension; (4) Landlord and Tenant without notice to consent by Guarantor may at any time or times enter into such modifications, extensions, amendments or other covenants respecting the said Lease and that Guarantor shall not be released thereby, it being intended that any joinder, waiver, consent or agreement by Tenant by its own operation, shall be deemed to be a joinder, consent, waiver or agreement by Guarantor with respect thereto and that Guarantor shall continue as Guarantor with respect to the said Lease as so modified, amended or otherwise affected.

The obligations of Guarantor herein shall be extensive with and shall remain in effect as long as Tenant obligations in and under the said Lease, and all extensions or modifications thereof shall continue and in the event of the termination of this Lease by a Trustee in Bankruptcy, the Guarantor agrees to execute a lease in favor of the Landlord upon the same terms and conditions as contained in the within Lease, but for the unexpired term thereof Guarantor further agrees to be bound by each and every covenant, obligation, power and authorization, without limitation, in the said Lease, with the same force and effect as if it were designated in and had executed said Lease as Tenant hereunder.

IN WITNESS WHEREOF, the undersigned on the 4 day of May, 2006, hereto signs and agrees to this Corporate Guaranty.

WITNESSES:

Witness No. 1: [signature]
Print Name: DALE C BRANHAM

Witness No. 2: [signature]
Print Name: BRIAN K. WADE

Adsouth Partners, Inc. a Florida corporation

[signature]
~~President~~ C.F.O.

[initials]